UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Suriname: TotalEnergies announces Final Investment Decision for the GranMorgu development on Block 58 (October 1, 2024).

Exhibit 99.2	Strategy & Outlook Presentation 2024 (October 1, 2024).

Exhibit 99.3	Integrated Power in Germany: TotalEnergies joins RWE in two offshore wind projects (October 7, 2024).

Exhibit 99.4	Disclosure of Transactions in Own Shares (October 7, 2024).

Exhibit 99.5	Decarbonizing French Industry: TotalEnergies Signs a Renewable Electricity Supply Agreement with Saint-Gobain (October 8, 2024)

Exhibit 99.6	TotalEnergies Expands Global LNG Bunkering Footprint (October 10, 2024).

Exhibit 99.7	Disclosure of Transactions in Own Shares (October 14, 2024).

Exhibit 99.8	Brazil: TotalEnergies sells its fuel distribution activities to SIM Distribuidora (October 18, 2024).

Exhibit 99.9	Disclosure of Transactions in Own Shares (October 21, 2024).

Exhibit 99.10	Disclosure of Transactions in Own Shares (October 28, 2024).

Exhibit 99.11	Renewables & Green Hydrogen: TE H2, CIP, and A.P. Møller Capital Partner for a Large-Scale Project in the Kingdom of Morocco (October 28, 2024).

Exhibit 99.12	Denmark: TotalEnergies discovers new gas condensate resources in offshore Harald field (October 29, 2024).

Exhibit 99.13	Brazil: First oil of Mero-3 (October 30, 2024).

Exhibit 99.14	Third Quarter 2024 Results (October 31, 2024).

Exhibit 99.15	TotalEnergies announces the third interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023 (October 31,2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: November 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer